[Letterhead of Paul, Weiss, Rifkind, Wharton & Garrison LLP]

October 23, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Coy Garrison

RE:                           Chambers Street Properties

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-206871

Dear Mr. Garrison:

On behalf of Chambers Street Properties (the “Company”), we acknowledge the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the initial filing of the above-referenced registration statement that was received via your telephone call with the undersigned on October 8, 2015 (requesting that the Company revise the section entitled “The Merger–Opinion of the Chambers Financial Advisor–NAV Analysis” to include details regarding the “mid-point blended capitalization rate” and the “cash net operating income” referenced therein).

We respectfully advise the Staff that, in response to its comment, the Company has revised such disclosure (appearing on page 68 of Amendment No.1 to the registration statement, which has been filed with the Commission as of the date hereof) to include additional detail regarding such items.

We hope the foregoing has been responsive to the Staff’s comment. If you have any questions, please do not hesitate to contact the undersigned at (212) 373-3257. Thank you for your continued assistance.

Sincerely,

/s/ Steven J. Williams

Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP

cc:                      Martin A. Reid, Chambers Street Properties

Edward J. Matey Jr., Gramercy Property Trust Inc.

Hugh S. O’Beirne, Esq., Chambers Street Properties

Jason D. Myers, Esq., Clifford Chance US LLP

Robin Panovka, Esq. and Karessa L. Cain, Esq., Wachtell, Lipton, Rosen & Katz

James W. McKenzie, Jr., Morgan, Lewis & Bockius LLP